SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                     FORM 6-K

                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                              FOR October 9, 2003
                                ALLIED DOMECQ PLC
              (Exact name of Registrant as specified in its Charter)

                                 ALLIED DOMECQ PLC
                  (Translation of Registrant's name into English)



                                 The Pavilions
                                Bridgwater Road
                                Bedminster Down
                                Bristol BS13 8AR
                                    England
             (Address of Registrant's principal executive offices)



      Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                 Form 20-F       x         Form 40-F
                              --------                  --------


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                          Securities Exchange Act of 1934.

                         Yes                 No        x
                               --------           ----------


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



                                 Exhibit Index


Exhibit No.                  Description

99.1                         Peter Lehmann Unconditional






                                                             9 October 2003



Allied Domecq PLC Bid for Peter Lehmann Wines Limited Declared Unconditional



Allied Domecq PLC (Allied Domecq) today announces that it has declared its Offer for Peter Lehmann Wines Limited (PLW), through its wholly owned subsidiary Allied Domecq Wines Australia Pty Ltd, free of all remaining conditions. Allied Domecq will also accelerate dispatch of payment to shareholders to within five days after acceptance.



This decision has been made following completion of Allied Domecq's review of the PLW Target's Statement and final due diligence.



The Allied Domecq Offer of $4.00 per PLW share represents a 15 cents per share (3.9%) premium to the $3.85 per share offer by Hess Group Australia Pty Ltd.



Commenting on developments, Allied Domecq Chief Executive Philip Bowman said:



"PLW shareholders can now compare two unconditional offers, which both provide for payment within five days of acceptance. At $4.00 per PLW share, the Allied Domecq offer is 3.9% higher than the Hess offer and guarantees shareholders an extra 15 cents per share.



"We look forward to receiving the endorsement of the PLW Independent Directors and encourage PLW shareholders to accept our Offer without delay."







Further information



Summary information on Allied Domecq can be obtained from its website, www.allieddomecq.com. Original high-resolution photographs are available to the media free of charge at www.newscast.co.uk +44 207 608 1000.




Allied Domecq PLC (UK)                      Savage & Horrigan Australia
Media                                       Jane Mussared
Stephen Whitehead                           Allied Domecq Spokesperson
Director of Corporate Affairs               (Australia)
+44 (0) 20 7009 3927/+44 (0)7880 783 532    Tel: 0404 852 813



Anthony Cardew                              Jennifer Horrigan
Cardew Chancery                             Savage & Horrigan
+44 (0) 20 7930 0777                        Tel: 02 9268 1501/ 0414 539 441


Allied Domecq Investor Relations
Peter Durman
+44 (0) 7771 974 817


PLW Shareholder Inquiries

Inquiries from Peter Lehmann Wines Limited shareholders will not be taken on the above numbers. All such inquiries should be directed to the Peter Lehmann Wines Offer Information Line on (Australia) 1300 766 699 or (outside Australia) +61 2 9240 7458. For legal reasons calls to these numbers will be recorded.


SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

9 October, 2003

                                      ALLIED DOMECQ PLC


                                      By:      /s/  Charles Brown
                                      ---------------------------
                                      --------------------------
                                      Name:  Charles Brown
                                      Title: Director of Secretariat & Deputy
                                             Company Secretary